

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Michael Abrams
Chief Financial Officer
Bond Laboratories, Inc.
11011 Q Street, Building A, Suite 106
Omaha, NE 68137

> **Re:** **Bond Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 000-52369**

Dear Mr. Abrams:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief